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December 30, 2009

VIA EDGAR, UPS AND FACSIMILE – (202) 772-9205

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director Kathleen Krebs, Special Counsel Jay Knight, Staff Attorney Kyle Moffatt, Account Branch Chief Sharon Virga, Staff Accountant

Re:	Calix Networks, Inc.
Registration Statement on Form S-1 (Registration No. 333-163252)

Ladies and Gentlemen:

On behalf of Calix Networks, Inc. (the “Company” or “Calix”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2009 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 1, three of which have been marked to show changes from the filing of the Registration Statement.

In connection with our submission of this letter and the supplementally provided Memorandum of Response (the “Memorandum of Response”), we are respectfully requesting confidential treatment for the Memorandum of Response pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §§ 200.83. The Memorandum of Response is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in the Memorandum of Response.

Amendment No. 1 has been revised to reflect the Company’s responses to the comments received by facsimile on December 17, 2009 from the staff of the Commission (the “Staff”). For ease of review,

December 30, 2009

we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted below.

Registration Statement on Form S-1

General

1.	Please be advised that you should include the price range, the size of the offering, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: The Company acknowledges the Staff’s comment and confirms that the price range, the size of the offering and all other required information will be included in an amendment to the Registration Statement prior to any distribution of preliminary prospectuses. The Company will provide the Staff sufficient time to review such complete disclosure prior to any distribution of preliminary prospectuses.

2.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Response: The Company acknowledges the Staff’s comment and confirms that it will furnish to the Staff a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the Financial Industry Regulatory Authority. The Company will ensure that the Staff receives a copy of the letter or a telephone call from the Financial Industry Regulatory Authority confirming that it has completed its review and has no additional concerns.

3.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments. Furthermore, we remind you to provide us with sufficient time to review any requests for confidential treatment you may be submitting in connection with the filing of your exhibits.

Response: The Company acknowledges the Staff’s comment and will file remaining exhibits as early as possible.

4.	We note on page F-37 that you have taken a full valuation allowance in computing your deferred income taxes. Please review your filing and include appropriate disclosures that discuss robustly and in detail why management believes that it is more likely than not that Calix will not be sufficiently profitable to utilize any portion of the $408.2 million of net operating losses that will expire over 2010 through 2027. This would indicate that management believes that the losses will continue through 2027.

December 30, 2009

Response: The Company has revised the disclosure on pages 48 and F-38 in response to the Staff’s comments.

Prospectus Summary, page 1

Our Company, page 1

5.	We note your statement that you are “a leading provider of communications access systems and software that enable communications service providers…to connect to their residential and business subscribers.” Please revise this statement to disclose that it is your belief and the basis for your belief. In this regard, indicate the measure by which you determined that you are a leading provider, be it based on revenues, market share, or some other standard.

Response: The Company has revised the disclosure on pages 1, 37, 62 and 65 in response to the Staff’s comments. The disclosure now states: “We are a leading provider in North America of broadband communications access systems and software for copper- and fiber- based network architectures that enable communications service providers, or CSPs, to connect to their residential and business subscribers.” The Company bases the statement that it is “a leading provider in North America of broadband communications access systems and software for copper- and fiber- based network architectures” on its review of market research reports published by telecommunications industry analysts. The Company is supplementally providing to the Staff a copy of third-party publications identifying the Company as a leading provider in its market in number of ports shipped and revenue.

6.	In the fourth paragraph on page 1, please balance your disclosure regarding your increased revenues with quantified disclosure of your net losses for the same periods.

Response: The Company has revised the disclosure on page 1 in response to the Staff’s comments.

Use of Proceeds, page 29

7.	Please revise to more specifically identify and quantify your intended use of the net proceeds from this offering. Also provide additional details about the ways you may use the proceeds for “other general corporate purposes.”

Response: The Company has revised the disclosure on pages 4 and 30 in response to the Staff’s comments.

December 30, 2009

Selected Financial Data, page 35

8.	Please present a pro forma balance sheet data column giving effect to the automatic conversion of your convertible preferred stock and the reclassification of your preferred stock warrant liability. We note the presentation and footnote (1) on page 6.

Response: The Company has revised the disclosure on page 36 in response to the Staff’s comments.

Management’s Discussion and Analysis..., page 36

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value, page 41

9.	Please discuss the reasons for any variance between your common stock valuation and the expected initial public offering price. In addition, disclose the reason you chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Response: The Company respectfully advises the Staff that based upon discussions with the lead underwriters for its initial public offering, the Company is not able at this time to provide a meaningful estimate of the initial public offering price for its common stock. The Company will provide the Staff with an updated response to this Comment 9 as early as possible.

The Company further respectfully advises the Staff that the Company did obtain a contemporaneous valuation by an unrelated valuation specialist in connection with the issuance of option grants on each option grant date since January 1, 2008, as summarized in the section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Common Stock Valuations.”

10.	Please refer to your July 2009 discussion on page 43. Please tell us and disclose how you considered the issuance of your Series J convertible preferred stock in determining the fair market value of your common stock of $3.49. We note that the preferred stocks were issued to related parties.

Response: The Company has revised the disclosure on pages 44 and 45 in response to the Staff’s comments. In addition, the Company respectfully advises the Staff that as a private company, all options granted under the terms of Company’s option plans have been granted pursuant to actions by the Company’s board of directors (the “Board”). The absence of a public trading market requires the Board to rely on alternative means for determining the deemed fair market value of the Company’s common stock. In determining the fair value of the Company’s common stock, the Board considers a number of factors, including the completion of preferred stock financings, such as the Company’s Series J convertible preferred stock financing, and the price at which the preferred stock was sold in such financing, as well as other factors such as key milestones achieved in the Company’s business, forecasted revenues and cash flows, product development and market acceptance, values ascribed to comparable publicly traded companies in the Company’s industry, current and long-term prospects for the communications access systems market and the communications service provider industry, forecasted capital expenditures by the Company’s significant customers and other economic and business factors, including the Company’s plans to pursue an initial public offering. The Company believes that each determination of fair value at the time of each option grant was undertaken prudently and with the appropriate degree of care by the Board based on the best information available at the time. The Company supplementally advises the Staff that the Board specifically

December 30, 2009

took into account the terms of the Company’s preferred stock, including the Series J convertible preferred stock in determining the fair value of the Company’s common stock at the time of the option grants in July 2009. Such terms include: (a) the liquidation preference to which the holders of the Company’s preferred stock are entitled, (b) the participation rights of the holders of the Company’s preferred stock that provide for the sharing of liquidation proceeds with the holders of the Company’s common stock after the payment of the aggregate liquidation preference to the holders of the Company’s preferred stock, (c) the dividend rights of the holders of the Company’s preferred stock, (d) the conversion and anti-dilution provisions of the Company’s preferred stock and (e) the voting power of the holders of the Company’s preferred stock relative to holders of the Company’s common stock. Please see Note 12 to the financial statements on pages F-30 to F-33 for a summary description of the terms of the Series J convertible preferred stock.

The Company supplementally advises the Staff that in connection with the Series J convertible preferred stock financing, in which certain stockholders who would be participating were also either officers of the Company or were represented on the Board, the Board created a special committee consisting solely of directors who did not have an interest in the transaction. The special committee undertook its review of the Company and its financing alternatives during the first quarter of 2009, within the context of difficult economic conditions in the United States and global economy and in particular the telecommunications industry, and the resulting challenging funding environment for private companies. The special committee took several actions related to the proposed Series J convertible preferred stock financing, including obtaining valuation analyses and relevant capital markets data from a third party, reviewing business and financial information from the Company and interviewing Company management. The special committee also reviewed the terms of available financing alternatives, including the valuation of the Company and the price per share, in order to reasonably identify, negotiate and consummate the best available financial transaction for the Company, considered the effects of the financing alternatives on the Company and its stockholders, assessed the respective overall fairness to the Company of proposed financing alternatives and investigated the relationship of any interested party in connection with any proposed financing matters. The special committee was aware of the material facts as to each officer’s and director’s relationship or interest and as to the contract or transaction and investigated the nature of, the relationships and the interests of the officers and directors with and in the Company in connection with the proposed Series J convertible preferred stock financing. After completing its review, and after due and careful consideration, the special committee, acting in good faith, determined that the fair market value of the Series J preferred stock was $5.281 per share and determined that the terms and conditions of the proposed Series J convertible preferred stock financing were fair, just and reasonable as to the Company and that it was in the best interests of the Company and the stockholders of the Company to enter into the Series J convertible preferred stock financing.

Impairment of Goodwill, Intangible Assets and Other Long-Lived Assets, page 45

11.	Please expand your goodwill discussion to disclose that goodwill is not at risk of failing the first step.

Response: The Company has revised the disclosure on pages 47 and F-14 in response to the Staff’s comments.

December 30, 2009

Results of Operations, page 47

Overview

12.	Please expand your MD&A to address any known trends, events, or uncertainties that could have a material favorable or unfavorable impact on revenues or income from operations in the future. For example, we note:

•	revenue deferrals related to partially delivered product orders, special customer arrangements and ratably recognized services totaled $39.5 million as of September 26, 2009;

•

for the quarter ended September 26, 2009, you realized an increase in orders from the prior two quarters from a large portion of your customers and a significant increase from one of your largest customers;

•	you disclose on page 78 that award grants under the Broadband Stimulus programs are expected to be issued between November 2009 and September 2010; and

•

you disclose on page 58 that the revised guidance related to ASC Topic 605-25 will have a “significant impact” on your financial statements due to the fact that your products consist of tangible products with essential software elements.

Response: The Company has revised the disclosure on pages 38, 49, 54, 59, 80 and 81 in response to the Staff’s comments.

Liquidity, page 84

13.	We note your belief that your existing cash, cash equivalents and marketable securities and existing amounts available under your revolving line, “together with the net proceeds we expect to raise in our initial public offering,” will be sufficient to meet your anticipated cash needs for “at least the next twelve months.” Please also discuss whether the company has sufficient liquidity for the next 12 months in absence of the proceeds raised in the offering. Also, provide a more detailed discussion of your ability to meet your long-term liquidity needs. We consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. In addition, revise to quantify your material short-term and long-term liquidity requirements, to the extent practicable.

Response: The Company has revised the disclosure on page 58 in response to the Staff’s comments. The Company supplementally advises the Staff that based on the Company’s current operating plan, not taking into account the expected proceeds from the Company’s initial public offering, the Company believes that its existing cash, cash equivalents, marketable securities and existing amounts under the Company’s revolving line will be sufficient to meet the Company’s anticipated cash needs for at least the next twelve months. The Company’s future capital requirements will depend on the factors discussed under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Working Capital and Capital Expenditure Needs.” Except for the amounts disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations and Commitments,” the Company currently has no material cash commitments in the near term and

December 30, 2009

beyond twelve months, other than normal recurring trade payables and expense accruals.

Business, page 61

The Calix Solution, page 64

14.	In the second sentence of the subsection titled “High Capacity and Operational Efficiency” on page 65, you state that your “portfolio includes platforms that are among the highest capacity in the industry.” Please disclose the support for this statement.

Response: The Company has revised the disclosure on page 66 in response to the Staff’s comments. The disclosure now states: “Our portfolio includes platforms that exceed the capacity of the products of our most direct competitors.”

The Company defines the capacity of a communications access system platform as the number of ports that may be used to provide basic voice and data and advanced broadband services across the platform. When comparing the capacity of platforms with different physical dimensions, the Company believes that the appropriate method for evaluating capacity is the number of ports per 1.75-inch rack unit, which is a standard unit of measure for the height of rack-mounted equipment.

The Company determines its most direct competitors based on the Company’s review of market research reports published by telecommunications analysts. The Company is supplementally providing to the Staff a copy of a third-party publication supporting its statement regarding its direct competitors.

Using the above method for evaluating capacity against its most direct competitors, the Company believes that its platforms exceed the capacity of its most direct competitors’ products with regard to the number of plain old telephone service (“POTS”), asymmetrical digital subscriber line 2+ (digital subscriber line access multiplexer) (“ADSL2+ (DSLAM)”), asymmetrical digital subscriber line 2+ (Combo) (“ADSL2+ (Combo)”) and gigabit passive optical network (“GPON”) ports supported. This belief is supported by the Company’s review of product specifications from each of the Company and its most direct competitors. The Company is supplementally providing to the Staff a copy of product specifications from each of the Company and its most direct competitors supporting its statement regarding the capacity of its platforms compared to its most direct competitors.

Our Strategy, page 66

15.	We note the use of a study from Broadband Properties Magazine. Please supplementally provide us with this study, and clearly mark the applicable portion or section containing the statistic. Also, tell us whether you commissioned this source. Please provide us with similar supplemental information for any other third-party statements, data, or statistics used in your prospectus.

December 30, 2009

Response: The Company acknowledges the Staff’s comment and is supplementally providing to the Staff a copy of the Broadband Properties Magazine study and other supplemental information for other third party statements, data or statistics used in the prospectus in the Registration Statement. The Company supplementally advises the Staff that it did not commission these sources.

Products and Terminology, page 69

16.	Please enlarge the graphic representations on pages 70 and 75, as the current graphics are difficult to read. Also, for the graphic on page 70, please include a brief explanation of the processes involved. In this regard, the representation as currently written is highly technical and may be difficult for investors to understand.

Response: The Company has revised the disclosure on pages 71 and 77 in response to the Staff’s comments.

Executive Compensation, page 88

Compensation Discussion and Analysis, page 88

Competitive Market Review, page 89

17.	You disclose in the carryover paragraph on pages 89-90 that you benchmark base salary and cash incentives to a peer group of companies. Please clarify if this peer group of companies is the same as the peer group of companies that you use to benchmark long-term equity incentives. If the peer groups are different, please identify the companies that you used to benchmark base salary and cash incentives,

Response: The Company has revised the disclosure on pages 92, 93, 94, 95, 96 and 98 in response to the Staff’s comments.

18.	We note your disclosure on page 92 stating the Compensation Committee established a performance goal for Mr. Colvin for the fiscal year ended 2008 based on the “value of bookings.” In addition, we note your disclosure stating that the bookings target was set at a level your executive management team felt would be difficult for Mr. Calvin to obtain. Please revise to disclose this performance target. In the alternative, provide us in your response letter with a detailed analysis as to why disclosure of the exact numerical bookings target will result in substantial competitive harm consistent with Instruction 4 to S-K Item 402(b).

Response: The Company respectfully advises the Staff that it has not disclosed a quantification of the metric associated with Mr. Colvin’s sales goal related to the value of bookings because disclosure could cause substantial economic harm to the Company by hampering its competitive position. The Company does not provide information related to the value of bookings to the public. The value of bookings falls within the commercial information protected and not required to be disclosed under National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Burke Energy Corporation v. Department of Energy, 583 F.Supp. 507 (1984). Disclosing the Company’s internal sales goal would give competitors and others insight into the internal projected growth rates of the Company’s sales. Public insight into these internal projections could in turn impair the Company’s growth strategies by providing the Company’s

December 30, 2009

competitors valuable insight into the Company’s sales goal and growth strategies. Competitors could use information in the public domain together with the Company’s sales goal to derive the Company’s growth strategies, which would provide such competitors an unfair advantage in competing with the Company. Accordingly, the Company’s competitive position would be substantially harmed by the disclosure of the sales goal. In lieu of disclosing the actual sales goal, the Company has instead included disclosure in this section regarding the likelihood that the future targets may be achieved in accordance with Instruction 4 to Item 402(b) of Regulation S-K.

Certain Relationships and Related Transactions, page 115

19.	Please disclose the material terms of the Series H, I and J convertible preferred stock.

Response: The Company has revised the disclosure on page 120 in response to the Staff’s comments. Please see Note 12 to the financial statements on pages F-30 to F-33 for a summary description of the terms of the Series H, I and J convertible preferred stock.

Audited Financial Statements

Balance Sheets, page F-3

20.	Please add a dash in the pro forma column next to “Preferred stock warrant liabilities.”

Response: The Company has revised the disclosure on page F-3 in response to the Staff’s comments.

Notes to Audited Financial Statements

1.	Organization and Significant Accounting Policies

Unaudited Interim Financial Information, page F-8

21.	Please expand to disclose that “all adjustments necessary” are normal recurring nature. If not, disclose the nature of the nonrecurring adjustments.

Response: The Company has revised the disclosure on page F-8 in response to the Staff’s comments.

Revenue Recognition, page F-9

22.	Please discuss in detail the revenue arrangements that have resulted in deferred revenue, the lack of VSOE and arrangements with extended terms. We note your disclosures on page 37. Quantify the amounts that have been deferred for each type of arrangement. Tell us your payment history regarding customers that have been given extended terms. Tell us why you believe that extended terms are not fixed and determinable. Tell us if you always give these customers extended terms and if not, tell us the reasons for granting these terms.

Response: The Company has revised the disclosure on pages F-9 and F-10 in response to the Staff’s comments. The Company supplementally advises the Staff that historically, the Company typically does not enter into customer arrangements that include extended payment terms. The Company has occasionally granted extended payment terms to a new customer or for customer arrangements that involve a large project. In the unusual situation in which the Company has

December 30, 2009

offered extended payment terms, the Company has been successful in collecting payment from the customer. Customer arrangements with extended payment terms may also include substantive acceptance criteria within the arrangement which, in accordance with the Company’s revenue recognition policy, would cause the revenue in the arrangement to be deferred until all the acceptance criteria have been met. Extended payment terms may also indicate that the customer is relying on a future event as trigger for the payment, such as installation, a new software release or financing, which would indicate that the fees associated with the arrangement are not fixed or determinable. Due to the unusual nature and uncertainty associated with granting extended payment terms in customer arrangements, the Company defers revenue under these arrangements and recognizes the revenue upon payment from the customer, assuming all other revenue recognition criteria have been met. The Company is supplementally providing to the Staff additional information regarding its deferred revenue.

Credit Risk and Inventory Supplier Concentrations, page F-11

23.	We note that one customer, CenturyTel, accounted for 46% of your accounts receivable at September 26, 2009 but only accounted for 30% of revenue. Please explain this significant difference and discuss in detail, your prospects of collecting these accounts receivable.

Response: The Company respectfully advises the Staff that it generated approximately $43 million in revenue from CenturyLink during the nine months ended September 26, 2009, which represented approximately 30% of total revenue during that same period. The bulk of CenturyLink shipments occurred in the third quarter of 2009, in which the Company billed CenturyLink approximately $27.2 million, which yielded an accounts receivable balance of approximately $19.7 million at September 26, 2009. The significant volume of CenturyLink orders that were shipped and billed during the third quarter of 2009 resulted in the accounts receivable from CenturyLink comprising a higher percentage of total accounts receivable at September 26, 2009 than CenturyLink’s revenue as a percentage of total revenue during the nine months ended September 26, 2009. CenturyLink’s accounts receivable balance at September 26, 2009 has since been substantially collected and the Company’s expects to fully collect the remaining amount due of approximately $500,000.

2.	Business Combination

Goodwill and Intangible Assets

Existing Technologies, page F-20

Customer Contracts and Lists, page F-20

24.	We note that for both of these groups of assets a weighted average estimated useful life of five years is used for amortization purposes. Please expand your disclosure to clarify how these useful lives have been computed. Please tell us why you believe the straight-line method is the appropriated amortization method.

Response: The Company has revised the disclosure on pages F-20 and F-21 in response to the Staff’s comments.

December 30, 2009

Exhibit Index

25.	Please confirm that there is no agreement between CenturyLink and Calix Networks that is required to be filed pursuant to Regulation S-K Item 601(b)(10).

Response: The Company respectfully advises the Staff that the Company has not entered into a new agreement with CenturyLink, Inc., the company resulting from the merger of Embarq Corporation (“Embarq”) and CenturyTel, Inc. (“CenturyTel” and together with Embarq following the merger, “CenturyLink”). With respect to Embarq, the Company has entered into that certain Master Purchase Agreement, dated January 1, 2007, by and between the Company and Embarq Management Company, as amended by First Addendum to Master Purchase Agreement, dated September 17, 2008, and First Amendment to Master Purchase Agreement, dated July 1, 2009 (the “Embarq Agreement”). With respect to CenturyTel, the Company has entered into that certain Master Purchase Agreement, dated February 26, 2002, by and between the Company and CenturyTel Service Group, LLC, as amended by First Amendment to Master Purchase Agreement, dated June 27, 2002, Second Amendment to Master Purchase Agreement, dated September 26, 2003, Third Amendment to Master Purchase Agreement, dated August 19, 2005, and Fourth Amendment to Master Purchase Agreement, dated December 22, 2008 (the “CenturyTel Agreement” and together with the Embarq Agreement, the “Agreements”).

The Company respectfully advises the Staff that each of the Agreements are general framework agreements entered into in the ordinary course of its business. These contracts do not obligate either CenturyTel or Embarq to purchase, or the Company to sell, any minimum or specific amounts of products or services. Rather, these contracts specify the general commercial terms upon which any products and services purchased by these customers would be provided. CenturyTel and Embarq use purchase orders, each of which functions as a separate and distinct contract governed by its terms and those of the applicable framework contract, to indicate the amount of products and services that they wish to purchase at any given time. Characterizing the Company’s business as “substantially dependent” upon the ordinary course Agreements may give the Agreements the appearance of greater significance than their terms would otherwise suggest since the Agreements do not require purchases or ensure any level of purchase activity.

In addition, the Company respectfully advises the Staff that although Embarq represented 11% and 16% of the Company’s revenues in 2007 and 2008, respectively, and CenturyTel represented 12%, 11% and 9% of the Company’s revenues in 2006, 2007 and 2008, respectively, the majority of the Company’s revenues was then derived from other customers. During each of 2006, 2007 and 2008, the Company had other customers representing over 10% of the Company’s revenues, which customers varied during those years. The Company’s mix of customers changes from year to year, and the Company expects that the mix of customers will continue to change as capital spending by the Company’s individual customers is sporadic and the Company continues to add new customers. The Company has limited visibility into the spending behavior of its customers.

Item 601(b)(10)(ii)(B) of Regulation S-K requires registrants to file as exhibits “Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” There is not a well-defined quantitative test in Item 601 to define “the major part” or “substantially dependent.” The Company respectfully submits that such determination should depend upon facts and circumstances and must be evaluated in terms of the registrant’s business and its stage of development. The Company believes that percentage of revenue alone is insufficient to analyze substantial dependence under Item 601. While other sections of Regulation S-K identify a specific percentage (e.g., Item 101(c)(1)(vii) of Regulation S-K, which incorporates a quantitative test (i.e., 10% of a registrant’s revenue) and a “material effect” test (i.e., a “material adverse effect on the registrant”)), the “substantial dependence” test under Item 601(b)(10)(ii)(B) does not incorporate any specific approach.

December 30, 2009

The Company believes that a continuing contract to sell “the major part” of a registrant’s products would mean a continuing contract to sell a majority of its products. The Company’s sales to CenturyTel and Embarq under the respective Agreements do not represent a majority of its products in any given period. Therefore the Company respectfully submits that its business is not “substantially dependent” on either of the Agreements. The Company believes that a registrant’s business would be considered to be “substantially dependent” on a contract if, as a result of the loss of the contract, the registrant’s business, operations, financial results or financial position would be materially impacted in a negative manner. Where the loss of a contract would result in these sorts of changes, the Company believes that the registrant’s business is “substantially dependent” on the contract. For purposes of the analysis under Item 601(b)(10)(ii)(B), the Company believes that the loss of either of these contracts would not result in a materially negative impact on the Company’s business, operations or financial position. Accordingly, the Company does not believe that its business is “substantially dependent” on the Agreements.

26.	We note that you have not filed the “Confidential Information and Invention Assignment Agreement” listed as an attachment to exhibits 10.8 through 10.13. Please re-file these exhibits in full, including all attachments, as the attachments are not permitted to be excluded under Regulation S-K Item 601(b)(10).

Response: The Company has re-filed each of exhibits 10.8 through 10.13 in full to include the Confidential Information and Invention Assignment Agreement listed as an attachment to each such exhibit.

*****

Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen
Patrick A. Pohlen
of LATHAM & WATKINS LLP

Enclosures

cc:	Carl Russo, Calix Networks, Inc.
Kelyn Brannon-Ahn, Calix Networks, Inc.
Michael J. Torosian, Esq., Latham & Watkins LLP
Connie Y. Chen, Esq., Latham & Watkins LLP
Mark P. Tanoury, Esq., Cooley Godward Kronish LLP
John T. McKenna, Esq., Cooley Godward Kronish LLP